Exhibit 99.1
The9 Limited Reports First and Second Quarter 2010 Unaudited Financial Results
Shanghai, China — August 24, 2010. The9 Limited (NASDAQ: NCTY) (“The9”), an online game operator and developer in China, announced today its unaudited financial results for the quarters ended March 31 and June 30, 2010.
Financial Highlights:
First Quarter 2010
•	Net revenues for the first quarter of 2010 increased by 6% quarter-over-quarter but decreased by 95% year-over-year to RMB22.1 million (US$3.3 million).

•	Net loss for the first quarter of 2010 decreased by 63% quarter-over-quarter but increased by 62% year-over-year to RMB75.8 million (US$11.2 million).
Second Quarter 2010
•	Net revenues for the second quarter of 2010 increased by 15% quarter-over-quarter but decreased by 91% year-over-year to RMB25.4 million (US$3.7 million).

•	Net loss for the second quarter of 2010 decreased by 13% quarter-over-quarter and decreased by 17% year-over-year to RMB65.8 million (US$9.7 million).
The decrease in year-over-year net revenues in both quarters was mainly due to the decrease in revenue from World of Warcraft (“WoW”), for which the license agreement expired on June 7, 2009.
Business Highlights:
In January 2010, The9 launched its first proprietary 2D MMORPG, World of Fighter, which has been well received by China domestic game players and licensed to Hong Kong, Macau, Taiwan, Korea, Vietnam and Thailand.
In April 2010, The9 acquired a majority interest in Red 5 Studios, Inc., an online game studio based in Los Angeles.
In June 2010, The9 set up The9 Interactive, Inc., a wholly owned subsidiary based in San Jose, to focus on operating our proprietary games in the U.S. and searching for overseas business opportunity.
In June 2010, The9 and Sony Online Entertainment entered into an agreement pursuant to which The9 obtained an exclusive license to operate Free Realms, a 3D cartoon fairy massively multiplayer online role-playing game in mainland China.

In July 2010, The9 made a strategic minority equity investment in Aurora Feint Inc, a San Francisco-based company that develops mobile games and operates OpenFeint, a leading mobile social platform for iphones and smart phones. Thousands of mobile game developers use OpenFeint and there are more than 28 million registered users and 2,200 games live in the Apple App Store.
Management Comments:
Commenting on the first half 2010 results, Jun Zhu, Chairman and Chief Executive Officer of The9 said, “The first half 2010 has been a meaningful and important period to The9. We took this opportunity to restructure and reposition The9. We now have a very clear direction to our future business model in the global internet market. Our global strategy includes three core tactics. First of all, we view our internet business from a global perspective, for example, by investing in US-based companies to enter into the global market; secondly, regarding the domestic online game market, we will further expand by various means including proprietary development, cooperation, licensing etc.; thirdly, we will step into different sections in the global internet market in respondent to new changes in the market, including mobile internet.¡¡Although today The9 is still making a loss, we firmly believe that as long as we implement our global internet strategy and be innovative to changes in internet market, we will pass through the transition period and our financial results will be improved.”
Discussion of The9’s Unaudited First and Second Quarter 2010 Results
Revenues
For the first quarter of 2010, The9 reported total net revenues were RMB22.1 million (US$3.3 million), which increased by 6% compared to RMB20.9 million (US$3.1 million) in the fourth quarter of 2009 and decreased by 95% compared to RMB426.2 million (US$62.8 million) in the first quarter of 2009. The quarter-over-quarter increase in revenues was mainly due to the commercialization of World of Fighter in January 2010. The year-over-year decrease was mainly due to the expiration of WoW license in June 2009.
For the second quarter of 2010, The9 reported total net revenues were RMB25.4 million (US$3.7 million), which increased by 15% compared to RMB22.1 million (US$3.3 million) in the first quarter of 2010 but decreased by 91% compared to RMB287.9 million (US$42.5 million) in the second quarter of 2009. The quarter-over-quarter increase was primarily due to the revenue generated from Kingdom Heroes Online 2 which was commercialized in May 2010. The year-over-year decrease was mainly due to the expiration of WoW license in June 2009.
Gross Profit (Loss)
Gross profit for the first quarter of 2010 was RMB1.7 million (US$0.3 million) compared to gross loss of RMB76.0 million (US$11.2 million) in the fourth quarter of 2009 and gross profit of RMB67.9 million (US$10.0 million) in the first quarter of 2009. Gross loss in the fourth quarter of 2009 was mainly due to the impairment of prepaid royalties and withholding tax of certain games amounting to RMB61.3 million (US$9.0 million) in the fourth quarter of 2009 while no such cost occurred in the first quarter of 2010. The year-over-year decrease was mainly due to the expiration of WoW license in June 2009.
Gross loss for the second quarter of 2010 was RMB4.6 million (US$0.7 million) compared to gross profit of RMB1.7 million (US$0.3 million) in the first quarter of 2010 and gross profit of RMB64.3 million (US$9.5 million) in the second quarter of 2009. The gross loss for the second quarter was mainly due to the impairment of prepaid royalties of a game.

Operating Expenses
For the first quarter of 2010, operating expenses were RMB80.7 million (US$11.9 million), a 44% decrease from RMB144.2 million (US$21.3 million) in the fourth quarter of 2009 and a 36% decrease from RMB125.1 million (US$18.4 million) in the first quarter of 2009. The quarter-over-quarter decrease was primarily the result of decrease in staff cost and recognition of impairment on servers and upfront license fees for certain games made in the fourth quarter of 2009, while there was no such impairment in the first quarter of 2010. The year-over-year decrease was primarily due to decrease in staff cost and WoW-related operating expenses.
For the first quarter of 2010, share-based compensation was RMB11.9 million (US$1.7 million), compared to RMB13.9 million (US$2.0 million) in the fourth quarter of 2009 and RMB15.7 million (US$2.3 million) in the first quarter of 2009.
For the second quarter of 2010, operating expenses were RMB75.0 million (US$11.1 million), representing a 7% decrease from RMB80.7 million (US$11.9 million) in the first quarter of 2010 a 51% decrease from RMB152.5 million (US$22.5 million) in the second quarter of 2009. The quarter-over-quarter decrease was primarily the net result of decrease in marketing expenses due to the net effect of decrease of World of Fighter’s marketing expenses which was partly offset by the marketing expenses for Kingdom Heroes 2 Online during the second quarter; decrease in staff cost and increase in research and development expenses caused by consolidation of Red5 Studios Inc.. The year-over-year decrease was primarily the net result of decrease in marketing expenses of WoW and EA SPORTS™ FIFA Online 2 and decrease in staff cost; which was partly offset by increase in research and development expenses caused by consolidation of Red5’ Studios Inc.
For the second quarter of 2010, share-based compensation was RMB7.7 million (US$1.1 million), compared to RMB11.9 million (US$1.7 million) in the first quarter of 2010 and to RMB15.0 million (US$2.2 million) in the second quarter of 2009.
Interest Income
Interest income for the first quarter of 2010 was RMB6.4 million (US$0.9 million), compared to RMB7.4 million (US$1.1 million) in the fourth quarter of 2009 and RMB9.0 million (US$1.3 million) in the first quarter of 2009. The decrease of interest income was primarily due to decrease of cash balance.
Interest income for the second quarter of 2010 was RMB5.4 million (US$0.8 million), compared to RMB6.4 million (US$0.9 million) in the first quarter of 2010 and RMB6.9 million (US$1.0 million) in the second quarter of 2009. The decrease of interest income was primarily due to decrease of cash balance.
Other (Expenses) Income, net
Other expenses for the first quarter of 2010 was RMB2.2 million (US$0.3 million), compared to other income of RMB6.1 million (US$0.9 million) in the fourth quarter of 2009 and other expenses of RMB0.4 million (US$0.1 million) in the first quarter of 2009. The quarter-over-quarter difference was primarily due to there was a government subsidy in the fourth quarter of 2009 while none such subsidy was received in the first quarter of 2010. The year-over-year increase of other expenses was primarily due to the increase of foreign exchange loss.
Other expenses for the second quarter of 2010 was RMB1.0 million (US$0.2 million), compared to other expenses of RMB2.2 million (US$0.3 million) in the first quarter of 2010 and other income of RMB0.1 million (US$0.01 million) in the second quarter of 2009. The difference was primarily due to the change in foreign exchange loss.

Net Income (Loss)
For the first quarter of 2010, net loss was RMB75.8 million (US$11.2 million), which decreased by 63% from net loss of RMB205.5 million (US$30.3 million) in the fourth quarter of 2009 and compared with a net loss of RMB46.8 million (US$6.9 million) in the first quarter of 2009.
Fully diluted loss per share and per ADS for the first quarter of 2010 was RMB3.02 (US$0.44), compared with RMB8.18 (US$1.21) in the fourth quarter of 2009 and RMB1.78 (US$0.26) in the first quarter of 2009.
For the first quarter of 2010, non-GAAP adjusted net loss was RMB52.7 million (US$7.8 million) compared with non-GAAP adjusted net loss of RMB188.3 million (US$27.8 million) for the previous quarter and non-GAAP adjusted net income of RMB48.3 million (US$7.1 million) for the same period of last year. Fully diluted non-GAAP adjusted net loss per share was RMB2.10 (US$0.31), compared with non-GAAP adjusted net loss per share of RMB7.5 (US$1.11) for the fourth quarter of 2009 and non-GAAP adjusted net income per share of RMB1.84 (US$0.27) in the first quarter of 2009.
For the second quarter of 2010, net loss was RMB65.8 million (US$9.7 million), which decreased by 13% from net loss of RMB75.8 million (US$11.2 million) in the first quarter of 2010 and compared with net loss of RMB79.2 million (US$11.7 million) in the second quarter of 2009.
Fully diluted loss per share and per ADS for the second quarter of 2010 was RMB2.62 (US$0.39), compared with RMB3.02 (US$0.44) in the first quarter of 2010 and RMB3.15 (US$0.46) in the second quarter of 2009.
For the second quarter of 2010, non-GAAP adjusted net loss was RMB48.8 million (US$7.2 million) compared with non-GAAP net loss of RMB52.7 million (US$7.8 million) for the previous quarter and non-GAAP adjusted net income of RMB3.1 million (US$0.5 million) for the same period of last year. Fully diluted non-GAAP adjusted net loss per share was RMB1.94 (US$0.29), compared with fully diluted non-GAAP adjusted net loss of RMB2.10 (US$0.31) for the first quarter of 2010 and fully diluted non-GAAP adjusted net income of RMB0.12 (US$0.02) in the second quarter of 2009.
Currency Convenience Translation
The conversion of Renminbi (RMB) into US dollars (US$) in this press release is based on the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2010, which was RMB6.7815 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.
Use of Non-GAAP Measure
To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), The9 uses the non-GAAP measure of non-GAAP adjusted net income, which is adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. The non-GAAP financial measure is provided to enhance investors’ overall understanding of the Company’s operating performance.

Non-GAAP adjusted net income is defined as earnings before depreciation of property, equipment and software, amortization of land use right and intangibles, share-based compensation, foreign exchange loss and income tax expenses/benefits, as applicable. The use of non-GAAP adjusted net income has certain limitations. Depreciation of property, equipment and software, amortization of land use right and intangibles and income tax expenses/benefits have been and will be incurred and are not reflected in the presentation of non-GAAP adjusted net income. Each of these items should also be considered in the overall evaluation of our results. Non-GAAP adjusted net income should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, and income tax expenses/benefits in our reconciliations to the GAAP financial measure, share-based compensation and income tax expenses/benefits in our reconciliations to the GAAP financial measure, which should be considered when evaluating our performance. Non-GAAP adjusted net income is not defined under GAAP, and our non-GAAP adjusted net income is not a measure of net income, operating income, or any operating performance measure that is calculated in accordance with GAAP. In addition, our non-GAAP adjusted net income may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate non-GAAP adjusted net income in the same manner as we do. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of GAAP to non-GAAP results” set forth at the end of this release.
Form 20-F
On April 16, 2010, The9 filed its annual report on Form 20-F for the year ended December 31, 2009 with the United States Securities and Exchange Commission (SEC). The report may be accessed in the Investor Relations section of the Company’s website at http://www.corp.the9.com. Upon request, The9 will provide a hard copy of its annual report on Form 20-F for the year ended December 31, 2009, which contains its audited consolidated financial statements, free of charge, to its shareholders. Requests should be made to The9 Limited, No. 3 Building, No. 690, Bibo Road, Pu Dong New Area, Shanghai 201203, People’s Republic of China.
Conference Call / Webcast Information
The9’s management team will host a conference call on Tuesday, August 24, 2010 at 9:00 PM, U.S. Eastern Time, corresponding to Wednesday, August 25, 2010 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.
Investors, analysts and other interested parties will be able to access the live conference by calling +1-857-350-1676, password “37936166”. In the U.S., members of the financial community may also participate in the call by dialing toll-free number +1-866-788-0538, password “37936166”. A replay of the call will be available through September 1, 2010. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “46865322”.
The9 will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s Investor Relations website http://www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited 1Q & 2Q 2010 Earnings Conference Call” and follow the instructions.
About The9 Limited
The9 Limited is an online game operator and developer in China. The9’s business is primarily focused on developing and operating high-quality games for online game market. The9 directly, or through affiliates, operates licensed MMORPGs and advanced casual games including Soul of The Ultimate Nation™, Granado Espada, EA SPORTS™ FIFA Online 2, Atlantica and Kingdom Heroes 2 Online, as well as its proprietary games World of Fighter, Jiu Zhou Zhan Ji and Winning Goal, in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, including Free Realms, Audition 2 and others. In addition, The9 is developing various proprietary games, including Shen Xian Zhuan and other MMORPGs and advanced causal games.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For further information, please contact:
Ms. Phyllis Sai
Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/
— Tables follow —

THE9 LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION
(Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Quarter Ended
	March 31,	June 30,	December 31,	March 31,	June 30,	March 31,	June 30,
	2009	2009	2009	2010	2010	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$	US$

Revenues:
Online game services	447,528,110	301,491,378	20,712,264	22,257,214	25,927,886	3,282,049	3,823,326
Game operating support, website solutions and advertisement	185,924	247,267	58,201	72,842	212,756	10,741	31,373
Other revenues	2,091,582	2,135,763	1,277,179	1,001,408	634,601	147,668	93,578

	449,805,616	303,874,408	22,047,644	23,331,464	26,775,243	3,440,458	3,948,277

Sales Taxes	(23,605,792)	(15,946,899)	(1,150,060)	(1,214,374)	(1,407,912)	(179,072)	(207,611)

Net Revenues	426,199,824	287,927,509	20,897,584	22,117,090	25,367,331	3,261,386	3,740,666

Cost of Services	(358,312,923)	(223,644,279)	(96,909,129)	(20,374,564)	(29,944,864)	(3,004,433)	(4,415,670)

Gross Profit	67,886,901	64,283,230	(76,011,545)	1,742,526	(4,577,533)	256,953	(675,004)

Operating Expenses:
Product development	(26,529,747)	(31,125,521)	(30,496,768)	(27,965,714)	(39,089,303)	(4,123,824)	(5,764,109)
Sales and marketing	(35,386,080)	(37,883,112)	(18,539,240)	(18,293,758)	(11,486,818)	(2,697,598)	(1,693,846)
General and administrative	(63,164,627)	(53,257,372)	(46,454,604)	(34,417,006)	(24,434,288)	(5,075,132)	(3,603,080)
Impairment of equipment, intangible assets and goodwill	—	(30,199,751)	(48,671,892)	—	—	—	—

Total operating expenses:	(125,080,454)	(152,465,756)	(144,162,504)	(80,676,478)	(75,010,409)	(11,896,554)	(11,061,035)

Loss from operations	(57,193,553)	(88,182,526)	(220,174,049)	(78,933,952)	(79,587,942)	(11,639,601)	(11,736,039)
Interest income	9,004,747	6,905,505	7,402,843	6,420,997	5,381,655	946,840	793,579
Other (expenses) income , net	(363,129)	112,605	6,122,924	(2,186,512)	(1,036,375)	(322,423)	(152,824)

Loss before income tax expense, gain on investment disposal, impairment loss on investment and share of gain (loss) in equity investments	(48,551,935)	(81,164,416)	(206,648,282)	(74,699,467)	(75,242,662)	(11,015,184)	(11,095,284)
Income tax (expense) benefit	(697,925)	—	11,092,063	(186)	(3,074)	(27)	(453)

Loss before gain on investment disposal, impairment loss on investment and share of gain (loss) in equity investments	(49,249,860)	(81,164,416)	(195,556,219)	(74,699,653)	(75,245,736)	(11,015,211)	(11,095,737)
Gain on investment disposal	—	—	—	—	6,827,900	—	1,006,842
Impairment loss on investment	—	—	(10,251,500)	—	—	—	—
Share of gain (loss) in equity investments, net of taxes	141,128	(589,547)	(1,429,471)	(4,400,847)	(1,933,730)	(648,949)	(285,148)

Net loss	(49,108,732)	(81,753,963)	(207,237,190)	(79,100,500)	(70,351,566)	(11,664,160)	(10,374,043)
Less:Net loss attributable to non-controlling interests	(2,310,703)	(2,560,155)	(1,714,026)	(3,297,940)	(4,533,331)	(486,314)	(668,485)

Net loss attributable to holders of ordinary shares	(46,798,029)	(79,193,808)	(205,523,164)	(75,802,560)	(65,818,235)	(11,177,846)	(9,705,558)

Loss attributable to holders of ordinary shares per share
- Basic	(1.78)	(3.15)	(8.18)	(3.02)	(2.62)	(0.44)	(0.39)

- Diluted	(1.78)	(3.15)	(8.18)	(3.02)	(2.62)	(0.44)	(0.39)

Weighted average number of shares outstanding
- Basic	26,248,436	25,125,385	25,119,580	25,121,645	25,121,645	25,121,645	25,121,645

- Diluted	26,248,436	25,125,385	25,119,580	25,121,645	25,121,645	25,121,645	25,121,645

Amount attributable to holders of ordinary shares	(46,798,029)	(79,193,808)	(205,523,164)	(75,802,560)	(65,818,235)	(11,177,846)	(9,705,558)

THE9 LIMITED
CONSOLIDATED BALANCE SHEETS INFORMATION
(Expressed in Renminbi — RMB and US Dollars — US$)

	As at
	December 31,	March 31,	June 30,	March 31,	June 30,
	2009	2010	2010	2010	2010
	RMB	RMB	RMB	US$	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Assets
Current Assets
Cash and cash equivalents	1,675,081,345	1,593,394,831	1,546,286,233	234,962,003	228,015,370
Accounts receivable	920,214	3,444,115	6,565,038	507,869	968,081
Due from related parties	1,110,424	1,190,827	1,638,483	175,599	241,611
Advances to suppliers	44,132,089	45,887,841	46,305,066	6,766,621	6,828,145
Prepayments and other current assets	77,896,385	68,874,882	44,528,651	10,156,290	6,566,195
Deferred costs	1,516,601	382,731	1,524,202	56,438	224,759
Deferred tax assets, current	2,139,896	2,139,896	2,139,896	315,549	315,549

Total current assets	1,802,796,954	1,715,315,123	1,648,987,569	252,940,369	243,159,710

Investments in equity investees	308,806,125	304,405,279	302,471,549	44,887,603	44,602,455
Property, equipment and software	75,977,200	73,280,955	73,397,619	10,806,010	10,823,213
Goodwill	—	—	92,210,971	—	13,597,430
Intangible assets	51,628,286	49,719,693	254,009,369	7,331,666	37,456,222
Land use right	79,877,847	79,397,618	78,917,391	11,707,973	11,637,159
Other long-term assets	603,910	19,992,590	23,181,949	2,948,107	3,418,410
Deferred tax assets, non-current	5,267,185	5,267,185	5,267,185	776,699	776,699

Total Assets	2,324,957,507	2,247,378,443	2,478,443,602	331,398,427	365,471,298

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	35,013,675	39,561,710	59,132,971	5,833,770	8,719,748
Income tax payable	29,947	30,117	(49,156)	4,441	(7,249)
Other taxes payable	6,270,518	4,016,648	7,932,670	592,295	1,169,752
Advances from customers	11,154,437	8,287,165	7,274,723	1,222,025	1,072,731
Deferred revenue, current	10,933,464	12,727,576	15,920,115	1,876,808	2,347,580
Refund of game points	196,401,440	196,377,615	196,366,637	28,957,843	28,956,225
Other payables and accruals	51,704,425	40,083,773	37,242,776	5,910,753	5,491,820

Total current liabilities	311,507,906	301,084,604	323,820,736	44,397,935	47,750,607

Deferred revenue, non-current	—	—	167,503,050	—	24,700,000
Deferred tax liabilities, non-current	—	—	81,757,764	—	12,056,000

Total Liabilities	311,507,906	301,084,604	573,081,550	44,397,935	84,506,607

Equity
Common shares (US$0.01 par value; 25,121,645 shares issued and outstanding as of December 31, 2009, March 31, 2010 and June 30, 2010)	2,051,712	2,051,712	2,051,712	302,545	302,545
Additional paid-in capital	2,069,616,975	2,081,349,451	2,085,665,452	306,915,793	307,552,231
Statutory reserves	28,071,982	28,071,982	28,071,982	4,139,495	4,139,495
Accumulated other comprehensive income	—	—	(681,640)	—	(100,515)
Retained deficit	(88,364,685)	(164,167,245)	(229,985,480)	(24,208,102)	(33,913,659)

Total The9 Limited shareholders’ equity	2,011,375,984	1,947,305,900	1,885,122,026	287,149,731	277,980,097
Non-controlling interests	2,073,617	(1,012,061)	20,240,026	(149,239)	2,984,594

Total equity	2,013,449,601	1,946,293,839	1,905,362,052	287,000,492	280,964,691

Total liabilities and equity	2,324,957,507	2,247,378,443	2,478,443,602	331,398,427	365,471,298

THE9 LIMITED
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Quarter Ended
	March 31,	June 30,	December 31,	March 31,	June 30,	March 31,	June 30,
	2009	2009	2009	2010	2010	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income (loss)	(46,798,029)	(79,193,808)	(205,523,164)	(75,802,560)	(65,818,235)	(11,177,846)	(9,705,557)
Depreciation of property, equipment	54,278,555	48,379,270	11,749,761	5,800,844	5,639,745	855,392	831,637
Amortization of land use right and intangible assets	24,050,296	19,046,925	2,626,562	2,388,821	3,163,302	352,256	466,461
Share based compensation	15,668,139	15,016,684	13,855,861	11,857,238	7,650,882	1,748,468	1,128,199
Foreign exchange loss (gain)	388,210	(114,679)	102,801	3,019,687	601,233	445,283	88,658
Income tax expense	697,925	—	(11,092,063)	186	3,074	27	453

Non-GAAP net income (loss)	48,285,096	3,134,392	(188,280,242)	(52,735,784)	(48,759,999)	(7,776,420)	(7,190,149)

GAAP earnings (loss) per share
- Basic	(1.78)	(3.15)	(8.18)	(3.02)	(2.62)	(0.44)	(0.39)

- Diluted	(1.78)	(3.15)	(8.18)	(3.02)	(2.62)	(0.44)	(0.39)

Non-GAAP net income (loss) per share
- Basic	1.84	0.12	(7.50)	(2.10)	(1.94)	(0.31)	(0.29)

- Diluted	1.84	0.12	(7.50)	(2.10)	(1.94)	(0.31)	(0.29)

Weighted average shares outstanding
- Basic	26,248,436	25,125,385	25,119,580	25,121,645	25,121,645	25,121,645	25,121,645

- Diluted	26,248,436	25,125,385	25,119,580	25,121,645	25,121,645	25,121,645	25,121,645